November 4, 2010 VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4720
Washington, DC 20549
Attention:  John L. Krug

Re:                           Ikaria, Inc.
Registration Statement on Form S-1
Amendment No. 5 filed October 27, 2010 (File No. 333-166792)

Ladies and Gentlemen:

On behalf of Ikaria, Inc. (the “Company”), we are writing in response to comments contained in the letter, dated November 3, 2010, from Jeffrey Riedler, Assistant Director of the U.S. Securities and Exchange Commission (the “SEC”), to Daniel Tassé, Chairman and Chief Executive Officer of the Company (the “Comment Letter”) regarding the Registration Statement on Form S-1 (File No. 333-166792) (the “Registration Statement”) filed by the Company with the SEC on May 13, 2010.

For convenient reference, we have set forth below in italics the comment of the staff of the SEC (the “Staff”) set forth in the Comment Letter. The response is based on information provided to us by representatives of the Company.

FORM S-l

Clinical Stage — Product Candidates

Clinical Development Program, page 110

1.                                       We note your reference to the August 2010 FDA correspondence “with additional comments and recommendations relating to the trial design set forth in the revised protocol we submitted in June 2010.”  You also refer to your September 2010 letter to the FDA and continued discussions with the FDA regarding its comments and recommendations.  We also note your new disclosure concerning the October 2010 FDA correspondence which notified you “in writing that the letter we received from the FDA in August 2010 contained recommendations from the FDA and our special protocol assessment agreement is still in place.”

Your discussion concerning your candidate’s FDA status is potentially confusing since the reference to continuing discussions with the FDA regarding its comments and recommendations together with the FDA’s October reminder concerning its August recommendations appears to contradict the statement that the FDA has advised you the special protocol assessment is still in place.  In addition, it is unclear why the FDA would issue a letter in October 2010 informing you that the August 2010 correspondence contained recommendations unless the FDA determined you had not complied with its recommendations or conditions for a special protocol assessment.  Please revise the discussion to clarify the status of the special protocol assessment, any remaining material issues with the FDA, and whether these issues need to be resolved prior to the commencement of your Phase 3 trial.  In addition, please expand the discussion to briefly describe what steps, if any, you have initiated with respect to the commencement of the Phase 3 trial.

Response:

In response to the Staff’s comment, the Company intends to file a pre-effective amendment to the Registration Statement (“Amendment No. 6”) revising the disclosure on page 110 of the Registration Statement to clarify that the Company has in place with the FDA a special protocol assessment (“SPA”) agreement for the LUCASSIN clinical protocol.  Although we are continuing discussions with the FDA regarding additional recommendations the FDA has made with respect to the collection and analysis of certain data in the trial, the FDA has confirmed that the SPA remains in place.  Enrollment for the LUCASSIN Phase 3 trial commenced in October 2010. The revised paragraph reads as follows:

The Phase 3 pivotal trial we commenced in October 2010 is comparing LUCASSIN in combination with albumin to placebo with albumin, and has a primary endpoint of HRS reversal, which is defined as two serum creatinine values of less than or equal to 1.5 mg/dL taken at least 48 hours apart, without any intervening hemodialysis, transplant or elevation of serum creatinine above a pre-specified level. Patients will be treated for up to 14 days and serum creatinine measurements will be taken at least daily during the treatment period. The secondary and tertiary endpoints in the trial include change in renal function from baseline through end of treatment, transplant-free survival and overall survival.  We have a special protocol assessment, or SPA, in place with the FDA for our clinical protocol.  The SPA pertains to pre-specified primary endpoints, acceptable inclusion and exclusion criteria, setting an upper limit on serum creatinine levels, outcome measures and statistical methods for addressing missing data, and study randomization that is stratified by important baseline factors.  Although we are continuing discussions with the FDA regarding additional recommendations the FDA has made with respect to the collection and analysis of certain data in the trial, the FDA has confirmed that the SPA remains in place.   By conducting this additional Phase 3 pivotal trial, we believe that we will fulfill the FDA’s requirements of two, well-controlled, well-designed clinical trials to support filing an NDA. Having commenced enrollment in October 2010, we expect to complete and have the results from this Phase 3 trial in 2012.

In addition, the Company intends to update, in Amendment No. 6, the disclosure on page 110 of the Registration Statement to indicate that the Company currently intends to enroll approximately 180 patients in the LUCASSIN Phase 3 trial.

* * *

Please contact the undersigned at (617) 526-6982 if you have any comments or questions regarding this letter.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Daniel Tassé
Matthew M. Bennett, Esq.
Steven D. Singer, Esq.